SEC File No.
                                                              CUSIP No.


                                         UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                          FORM 12b-25

                                  NOTIFICATION OF LATE FILING

(Check One):   [  ] Form 10-K    [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q
               [  ] Form N-SAR

               For Period Ended:        December 31, 1998
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRATION INFORMATION

RGC Resources, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

519 Kimball Avenue, N.E.
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Address of Principal Executive Office (Street and Number)

Roanoke, Virginia 24016
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City, State and Zip Code



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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons described in reasonable detail in Part III of
        |     this form could not be eliminated without the unreasonable
        |     effort or expense;
        | (b) The subject annual report, semi-annual report, transition
        |     report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
        |     portion thereof, will be filed on or before the fifteenth
[X]  -  |     calendar day following the prescribed due date; or the
        |     subject quarterly report of transition report on Form 10-Q,
        |     or portion thereof will be filed on or before the fifth
        |     calendar day following the prescribed due date; and
        | (c) The accountant's statement or other exhibit required by
        |     Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RGC Resources, Inc. is a wholly owned subsidiary of Roanoke Gas Company and has not yet begun operations. RGC Resources was created as part of a proposed reorganization of Roanoke Gas Company into a holding company structure. The reorganization has not yet occurred, pending fulfillment of all the necessary conditions for reorganization. After consultation with the Commission, RGC Resources was not required to file separate financial statements in the Form S-4. At this time RGC Resources has no material assets and has not carried on any operations and has no shareholder other than Roanoke Gas Company. RGC Resources is unable to file its Form 10-Q for the period ended December 31, 1998, within the prescribed time period because of a delay in ascertaining the status of the need to file, given the earlier waiver of filing of financial information, and given that initial delay, the inability to put together the required document before the expiration of the applicable time frame. RGC Resources will file a Form 10-Q within five days after the original due date of the Form 10-Q for the period ending December 31, 1998.




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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


         Nicholas C. Conte                  (540)              983-7630
               (Name)                    (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes  [   ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [  ] Yes  [ X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.









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                               RGC RESOURCES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 16, 1999                        By     s/John B. Williamson, III
        -----------------------------                -------------------------
                                                       President and Chief
                                                       Executive Officer



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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violations (See U.S.C. 1001).